                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                          Wynn's International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title and Class of Securities)

                                  983195 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                         Thomas A. Piraino, Jr., Esq.
                 Vice President, General Counsel and Secretary
                          Parker-Hannifin Corporation
                            6035 Parkland Boulevard
                          Cleveland, Ohio  44124-4141
                                 216-896-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 13, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 8 Pages)

CUSIP NO. 983195 10 8            SCHEDULE 13D               Page 2 of 8 Pages
          -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Parker-Hannifin Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,086,903
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,086,903
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,086,903 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
13
      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Stockholder Tender Agreement, dated June 13, 2000, by and among Parker-Hannifin Corporation, WI Holding Inc. and James Carroll.

CUSIP NO. 983195 10 8            SCHEDULE 13D               Page 3 of 8 Pages
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      WI Holding Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,086,903
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,086,903
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,086,903 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
13
      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Stockholder Tender Agreement, dated June 13, 2000, by and among Parker-Hannifin Corporation, WI Holding Inc. and James Carroll.

        This Statement is filed by WI Holding Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Parker-Hannifin Corporation, an Ohio corporation (the "Purchaser"), and the Purchaser, and relates to the tender offer by Merger Sub to purchase all outstanding Shares (as defined below) of Wynn's International, Inc., a Delaware corporation, at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by the Purchaser and Merger Sub on June 22, 2000 (the "Schedule TO") and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO (which, as amended from time to time, together constitute the "Offer").

Item 1. Security and Issuer.

        The name of the issuer is Wynn's International, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 500 North State College Boulevard, Suite 700, Orange, California 92868. The title of the securities to which this Statement relates is the Issuer's common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

        (a)-(c) and (f) This Statement is being filed by Merger Sub and the Purchaser. The information set forth in Section 9 ("Certain Information Concerning Merger Sub and the Purchaser") and Schedule I (Directors and Executive Officers of the Purchaser and Merger Sub) of the Offer to Purchase is incorporated herein by reference.

        (d)-(e) During the last five years, none of the Purchaser, Merger Sub or, to the best knowledge of Merger Sub and the Purchaser, any executive officer or director of the Purchaser or Merger Sub listed in Schedule I (Directors and Executive Officers of the Purchaser and Merger Sub) (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4. Purpose of Transaction.

        (a)-(j) The information set forth in the "Introduction," Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"),
Section 7 ("Possible Effects of the

Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), and Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

        (a)-(d) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Merger Sub"), Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") and in Schedule I (Directors and Executive Officers of the Purchaser and Merger Sub) of the Offer to Purchase is incorporated herein by reference. Merger Sub, the Purchaser, Issuer and James Carroll, who beneficially owns approximately 5.5% of the outstanding Shares (the "Carroll Shares"), have entered into a Stockholder Tender Agreement, dated as of June 13, 2000 (the "Tender Agreement"), pursuant to which Mr. Carroll has agreed, among other things, (i) to tender in the Offer all of the Carroll Shares now owned or which may hereafter be acquired by Mr. Carroll, and (ii) to appoint the Purchaser, or any nominee of the Purchaser, as his proxy to vote the Carroll Shares on certain defined matters. The Tender Agreement is described in more detail in Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase. As a result of the Tender Agreement, each of Merger Sub and the Purchaser may be deemed to beneficially own, and have shared voting power with respect to, an aggregate of 1,086,903 Shares (representing approximately 5.5% of the Shares outstanding on June 13, 2000). However, each of Merger Sub and the Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either the Purchaser or Merger Sub is the beneficial owner of any securities covered by this Statement.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in the "Introduction," Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), and Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

(1)     Offer to Purchase, dated June 22, 2000.*

(2) Agreement and Plan of Merger, dated as of June 13, 2000 by and among the Company, the Purchaser and Merger Sub.*

(3) Stockholder Tender Agreement, dated June 13, 2000 by and among the Purchaser, Merger Sub and James Carroll.*

        * Incorporated by reference to Schedule TO, filed June 22, 2000 by the Purchaser and Merger Sub.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 23, 2000        PARKER-HANNIFIN CORPORATION


                                   By: /s/ Thomas A. Piraino, Jr.
                                      -----------------------------------------
                                   Name:  Thomas A. Piraino, Jr.
                                   Title:  Vice President, General Counsel and
                                           Secretary


                                   WI HOLDING INC.


                                   By: /s/ Thomas a. Piraino, Jr.
                                      -----------------------------------------
                                   Name:  Thomas A. Piraino, Jr.
                                   Title:  Vice President, General Counsel and
                                           Secretary

                                 EXHIBIT INDEX
No.  Description
---  -----------

(1)  Offer to Purchase, dated June 22, 2000.*

(2) Agreement and Plan of Merger, dated as of June 13, 2000 by and among the Company, the Purchaser and Merger Sub.*

(3) Stockholder Tender Agreement, dated June 13, 2000 by and among the Purchaser, Merger Sub and James Carroll.*

     * Incorporated by reference to Schedule TO, filed June 22, 2000 by the Purchaser and Merger Sub.